UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

BUENOS AIRES, October 20, 2023

Notice: CPSA-GG-N-0450/23-AL

COMISIÓN NACIONAL DE VALORES

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

MERCADO DE VALORES DE BUENOS AIRES S.A.

Sarmiento 299, 2nd floor

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO

San Martín 344

City of Buenos Aires

Subject: Material News. Rectification of the values of the Company’s Optional Reserves informed in the Shareholders’ Meeting Minutes dated September 15, 2023.

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that during the last Shareholders’ Meeting held on September 15 of the current year (the “Meeting”), shareholders were informed that: a) the amount of the Optional Reserve reached ARS 423,378,553,738 and b) the amount of the Optional Reserve for the payment of dividends reached ARS 48,676,863,668, in both cases expressed in constant currency as of August 31, 2023 as per the last rate published by INDEC (National Statistics Bureau) as of the date of the Shareholders’ Meeting as per the regulations in force.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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It is hereby informed that after the Meeting was held, the fact that such amounts are incorrect was noticed since the update calculation was made on the basis of balances as per financial statements as of June 30, 2023 and the updating period January-August 2023 period was included when the only one that should have been included is the July-August 2023 period. For such reason, the Company’s Board of Directors corrected such amounts putting on record that as of the date of the Meeting (September 15, 2023), the amount of the Optional Reserve reached ARS 281,080,210,661, while the amount of the Optional Reserve for the payment of dividends reached ARS 32,316,476,527, in both cases expressed in constant currency as of August 31, 2023, as per the last rate published by INDEC as of the date of the Shareholders’ Meeting as per the regulations in force.

It is hereby clarified that the foregoing does not affect what was decided in the mentioned Meeting.

Lastly, we inform that the Company will publish the Minutes with the correct amounts.

With no further business at present, I remain sincerely yours,

_____________________________________

Leonardo Marinaro

Head of Market Relations of

Central Puerto S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 23, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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